UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-38590

CANGO INC.

Suite 750, 3131 McKinney Avenue

Dallas, Texas 75204, U.S.A.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit 99.1	Cango Inc. Announces Effective Date and Ratio for Share Consolidation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANGO INC.

By:	/s/ Simon Tang
Name:	Simon Tang
Title:	Director and Chief Financial Officer

Date: July 10, 2026